Atlas south sea pearl ACN 009 220 053

SHAREHOLDER UPDATE No. 35 June, 2007



Models Angie & Ratih

Dear Shareholder,

Welcome to our first update for 2007, a year which is already proving to be an exciting one for the Company with our share price continuing to be strong and an interim dividend having been paid in May. Thank you to those shareholders that attended our AGM on May 10, 2007 and a reminder to all shareholders that a recording of the AGM and presentations that were delivered by the Chairman, Mr George Snow, Lead Scientist Dr Dean Jerry from James Cook University and I, is available on the Boardroom Radio website: www.brr.com.au or via the link at the Atlas South Sea Pearl website: www.atlassouthseapearl.com.au.

CORPORATE

Pearl sales so far this year are encouraging and the Company is currently on budget for revenue. The 2007 interim dividend was paid on May 28 at 2 cents per ordinary share, fully franked. An announcement on a final dividend for 2007 will be made latter in the year. The strong Australian Dollar has resulted in lower revenue on a per unit basis as our pearls are sold in Japanese Yen. The AUD has appreciated 30% against the Japanese Yen in the last three years resulting in lower AUD return from pearls sold despite the high quality of production. This is offset by an increase in production by the Company at a significantly lower unit cost compared with prior years and we expect to meet our profit forecasts for the year.

OPERATIONAL

Hatchery/Grow-out

Despite the *El Niño* conditions that effected Indonesia during late 2006 and early 2007, your Company managed to maintain good performance from our hatchery projects and we are confident of reaching our production targets over the next 12 months. The 2006/2007 hatchery season is finished and we are currently working on drying and cleaning the facilities in preparation for next season.

Atlas south sea pearl Limited: 43 York Street, Subiaco, WA 6008.

Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au

Pearl Farming [illegible]

[illegible] incorporated over [illegible] pearls [illegible] 2007 [illegible]



Marketing

[illegible] international [illegible] sales during [illegible] May [illegible] result bodes [illegible] the main mid year sales [illegible] that we have [illegible] harvested in excess of [illegible] pearls.

The [illegible] south sea pearl marketing team [illegible] sales growth [illegible] which had a record month of sales [illegible] due to the strengthening east European tourist market [illegible] have employed a new promotions manager, [illegible] who has strong language skills including Russian. [illegible] continue to attract positive feedback from tourism operators and customers regarding the quality of product and standard of service that is provided by our retail operations in Bali.

New designs have been created as the core atlas south sea pearl range. We anticipate having the new range in our Bali stores by August.

Research and Development

Plans are underway to breed from our best growing oysters that have been identified through the collaborative research programme with James Cook University. The team of research professionals and students that are associated with the research program from James Cook University has grown to five and the Company has recently employed a full time Research Manager, Dr Aurore Lombard, to ensure we continue the benefits of the research. Aurore has over 10 years experience in research and pearl cultivation.

Expansion Plans

With positive results being experienced in Nth Bali, the Company applied for and was granted an additional water lease area west of the main production site at Penyabangan. Development of sea based infrastructure is imminent and we anticipate moving seeded oysters into the site by September.

A second survey and governmental meetings was held in Malaysia during early May. The trip was a success and we have been given a very strong indication of support from the state government of Sabah. Formal application for lease sites will be submitted in June.

Due to the increasing size of the Company's pearling operation, additional management personnel are being recruited. Mr Philippe Regal, who has over 12 year's of experience in pearl cultivation, will join the Company in June.

CONCLUSION

2007 has started strongly with positive results in all areas of the business. We remain confident of achieving our financial and operational targets for 2007 and look forward to further strengthening and broadening our pearling enterprise.

JOSEPH TAYLOR

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Managing Director

Atlas south sea pearl Limited 43 York Street, Subiaco, WA 6008.
Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au

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